PRIVILEGED AND CONFIDENTIAL



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
                          AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                             Crowley Maritime Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    228090106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


       William J. Lippman                      Nelson Obus                 Philip V. Oppenheimer
 Franklin Advisory Services, LLC      Wynnefield Partners Small Cap              Oppvest LLC
   One Parker Plaza, 9th Floor                 Value, L.P.                 119 West 57th Street
   Fort Lee, New Jersey 07024         450 Seventh Avenue, Suite 509      New York, New York 10019
         (201) 592-6700                 New York, New York 10123              (212) 489-7527
                                             (212) 760-0134


                                 with a copy to:

                            Daniel S. Sternberg, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                  212-225-2000

--------------------------------------------------------------------------------
    (Name, Address and Telephone Number of Persons Authorized to Receive
                          Notices and Communications)

                                November 30, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X] (As to the Franklin Reporting Persons (as defined below) only.)

The information required on this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Franklin Advisory Services, LLC

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)[ ]
                                                                         (b)[X]

     3        SEC USE ONLY

     4        SOURCE OF FUNDS
              OO (See Item 3)

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                          [ ]

      6       CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware


                               7       SOLE VOTING POWER
                                       6,582 (See Item 5)

    NUMBER OF SHARES           8       SHARED VOTING POWER
  BENEFICIALLY OWNED BY                0
  EACH REPORTING PERSON
          WITH                 9       SOLE DISPOSITIVE POWER
                                       6,582 (See Item 5)

                               10      SHARED DISPOSITIVE POWER
                                       0

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              6,582

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Items 2 and 5)                                    [X]

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              7.4%

     14       TYPE OF REPORTING PERSON
              IA

     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Franklin Resources, Inc.

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)[ ]
                                                                         (b)[X]

     3        SEC USE ONLY

     4        SOURCE OF FUNDS
              NA (See Item 3)


     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                          [ ]

     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

                               7       SOLE VOTING POWER
                                       (See Item 5)

    NUMBER OF SHARES           8       SHARED VOTING POWER
  BENEFICIALLY OWNED BY                0
  EACH REPORTING PERSON
          WITH                 9       SOLE DISPOSITIVE POWER
                                       (See Item 5)

                               10      SHARED DISPOSITIVE POWER
                                       0

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              6,582

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Items 2 and 5)                                    [X]

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              7.4%


     14       TYPE OF REPORTING PERSON
              HC

     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Charles B. Johnson

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)[ ]
                                                                         (b)[X]

     3        SEC USE ONLY


     4        SOURCE OF FUNDS
              NA (See Item 3)


     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                          [ ]


     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              USA


                               7       SOLE VOTING POWER
                                       (See Item 5)

    NUMBER OF SHARES           8       SHARED VOTING POWER
  BENEFICIALLY OWNED BY                0
  EACH REPORTING PERSON
          WITH                 9       SOLE DISPOSITIVE POWER
                                       (See Item 5)

                               10      SHARED DISPOSITIVE POWER
                                       0

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              6,582


     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Items 2 and 5)                                    [X]

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              7.4%


     14       TYPE OF REPORTING PERSON
              HC

     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rupert H. Johnson, Jr.

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)[ ]
                                                                         (b)[X]

     3        SEC USE ONLY


     4        SOURCE OF FUNDS
              NA (See Item 3)


     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                          [ ]


     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              USA


                               7       SOLE VOTING POWER
                                       (See Item 5)

    NUMBER OF SHARES           8       SHARED VOTING POWER
  BENEFICIALLY OWNED BY                0
  EACH REPORTING PERSON
          WITH                 9       SOLE DISPOSITIVE POWER
                                       (See Item 5)

                               10      SHARED DISPOSITIVE POWER
                                       0

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              6,582


     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Items 2 and 5)                                    [X]

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              7.4%


     14       TYPE OF REPORTING PERSON
              HC

     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              P. Oppenheimer Investment Partnership, LP (IRS No. 133450444)


      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)[ ]
                                                                         (b)[X]


     3        SEC USE ONLY


     4        SOURCE OF FUNDS
              WC


     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                          [ ]


     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware


                               7       SOLE VOTING POWER
                                       1,484

    NUMBER OF SHARES           8       SHARED VOTING POWER
  BENEFICIALLY OWNED BY                0
  EACH REPORTING PERSON
          WITH                 9       SOLE DISPOSITIVE POWER
                                       1,484

                               10      SHARED DISPOSITIVE POWER
                                       0

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,484


     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Items 2 and 5)                                    [X]


     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              1.67%


     14       TYPE OF REPORTING PERSON
              PN

     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oppenheimer-Close International, Ltd.


      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)[ ]
                                                                         (b)[X]


     3        SEC USE ONLY


     4        SOURCE OF FUNDS
              WC


     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                          [ ]


     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Bermuda


                               7       SOLE VOTING POWER
                                       110

    NUMBER OF SHARES           8       SHARED VOTING POWER
  BENEFICIALLY OWNED BY                0
  EACH REPORTING PERSON
          WITH                 9       SOLE DISPOSITIVE POWER
                                       110

                               10      SHARED DISPOSITIVE POWER
                                       0

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              110


     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Items 2 and 5)                                    [X]


     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0.12%


     14       TYPE OF REPORTING PERSON
              OO

     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wynnefield Partners Small Cap Value, L.P. (IRS No. 133688497)


      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)[ ]
                                                                         (b)[X]


     3        SEC USE ONLY


     4        SOURCE OF FUNDS
              WC (See Item 3)


     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                          [ ]


     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware


                               7       SOLE VOTING POWER
                                       370

    NUMBER OF SHARES           8       SHARED VOTING POWER
  BENEFICIALLY OWNED BY                0
  EACH REPORTING PERSON
          WITH                 9       SOLE DISPOSITIVE POWER
                                       370

                               10      SHARED DISPOSITIVE POWER
                                       0

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              370


     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Items 2 and 5)                                    [X]


     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0.42%


     14       TYPE OF REPORTING PERSON
              PN

     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wynnefield Partners Small Cap Value, L.P. I (IRS No. 133953291)


     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)[ ]
                                                                         (b)[X]


     3        SEC USE ONLY


     4        SOURCE OF FUNDS
              WC (See Item 3)


     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                          [ ]


     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware


                               7       SOLE VOTING POWER
                                       460

    NUMBER OF SHARES           8       SHARED VOTING POWER
  BENEFICIALLY OWNED BY                0
  EACH REPORTING PERSON
          WITH                 9       SOLE DISPOSITIVE POWER
                                       460

                               10      SHARED DISPOSITIVE POWER
                                       0

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              460


     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Items 2 and 5)                                    [X]


     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0.52%


     14       TYPE OF REPORTING PERSON
              PN

     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wynnefield Small Cap Value Offshore Fund, Ltd.


     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)[ ]
                                                                         (b)[X]


     3        SEC USE ONLY


     4        SOURCE OF FUNDS
              WC (See Item 3)


     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                          [ ]


     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Cayman Islands


                               7       SOLE VOTING POWER
                                       330

    NUMBER OF SHARES           8       SHARED VOTING POWER
  BENEFICIALLY OWNED BY                0
  EACH REPORTING PERSON
          WITH                 9       SOLE DISPOSITIVE POWER
                                       330

                               10      SHARED DISPOSITIVE POWER
                                       0

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              330


     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Items 2 and 5)                                    [X]



     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0.37%


     14       TYPE OF REPORTING PERSON
              CO

     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Channell Partnership II L.P. (IRS No. 133953291)


     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)[ ]
                                                                         (b)[X]


     3        SEC USE ONLY


     4        SOURCE OF FUNDS
              WC (See Item 3)


     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                          [ ]


     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware


                               7       SOLE VOTING POWER
                                       33

    NUMBER OF SHARES           8       SHARED VOTING POWER
  BENEFICIALLY OWNED BY                0
  EACH REPORTING PERSON
          WITH                 9       SOLE DISPOSITIVE POWER
                                       33

                               10      SHARED DISPOSITIVE POWER
                                       0

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              33


     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Items 2 and 5)                                    [X]



     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0.04%


     14       TYPE OF REPORTING PERSON
              PN

     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wynnefield Capital Management LLC


     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)[ ]
                                                                         (b)[X]


     3        SEC USE ONLY


     4        SOURCE OF FUNDS
              AF  (See Item 3)


     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                          [ ]


     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              New York


                               7       SOLE VOTING POWER
                                830 (See Item 5)

    NUMBER OF SHARES
  BENEFICIALLY OWNED BY        8       SHARED VOTING POWER
  EACH REPORTING PERSON                0  (See Item 5)
          WITH

                               9       SOLE DISPOSITIVE POWER
                                830 (See Item 5)


10      SHARED DISPOSITIVE POWER
        0  (See Item 5)

     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 830 (See Item 5)


     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Items 2 and 5)                                    [X]



     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0.93%  (See Item 5)


     14       TYPE OF REPORTING PERSON
              OO (Limited Liability Company)

     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wynnefield Capital, Inc.


     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)[ ]
                                                                         (b)[X]


     3        SEC USE ONLY


     4        SOURCE OF FUNDS
              AF  (See Item 3)


     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                          [ ]


     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Cayman Islands


                               7       SOLE VOTING POWER
                                330 (See Item 5)

    NUMBER OF SHARES           8       SHARED VOTING POWER
  BENEFICIALLY OWNED BY                0 (See Item 5)
  EACH REPORTING PERSON
          WITH                 9       SOLE DISPOSITIVE POWER
                                330 (See Item 5)

                               10      SHARED DISPOSITIVE POWER
                                       0  (See Item 5)

     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 330 (See Item 5)


     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Items 2 and 5)                                    [X]



     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0.37% (See Item 5)


     14       TYPE OF REPORTING PERSON
              CO

     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nelson Obus


     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)[ ]
                                                                         (b)[X]


     3        SEC USE ONLY


     4        SOURCE OF FUNDS
              AF, PF  (See Item 3)


     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                          [ ]


     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              USA


                               7       SOLE VOTING POWER
                                       1201 (See Item 5)

    NUMBER OF SHARES           8       SHARED VOTING POWER
  BENEFICIALLY OWNED BY                0  (See Item 5)
  EACH REPORTING PERSON
          WITH                 9       SOLE DISPOSITIVE POWER
                                       1201 (See Item 5)

                               10      SHARED DISPOSITIVE POWER
                                       0  (See Item 5)

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1201


     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Items 2 and 5)                                    [X]


     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              1.35%


     14       TYPE OF REPORTING PERSON
              IN

     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joshua Landes


    2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)[ ]
                                                                         (b)[X]

     3        SEC USE ONLY


     4        SOURCE OF FUNDS
              AF  (See Item 3)


     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                          [ ]


     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              USA


                               7       SOLE VOTING POWER
                                       1160 (See Item 5)

    NUMBER OF SHARES
  BENEFICIALLY OWNED BY        8       SHARED VOTING POWER
  EACH REPORTING PERSON                0 (See Item 5)
          WITH

                               9       SOLE DISPOSITIVE POWER
                                       1160 (See Item 5)


10      SHARED DISPOSITIVE POWER
        0 (See Item 5)

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1160


     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Items 2 and 5)                                    [X]


     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              1.30%

     14       TYPE OF REPORTING PERSON
              IN

Item 1.           Security and Issuer.

                  This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of Crowley Maritime Corp., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 155 Grand Avenue, Oakland, California 94612.


Item 2.           Identity and Background.

                  This statement is filed by the Franklin Reporting Persons, the Oppenheimer Reporting Persons and the Wynnefield Reporting Persons (each as defined below and collectively, the "Reporting Persons").

                  On November 30, 2004, certain of the Reporting Persons commenced a lawsuit in the Delaware Court of Chancery (the "Lawsuit") against the Issuer, as a nominal derivative defendant, and each member of the Board of Directors of the Issuer (together, the "Defendants") by filing a class action and derivative complaint (the "Complaint") for breaches by the director Defendants of their fiduciary duties to the Issuer and its shareholders. The Reporting Persons intend to pursue the Lawsuit jointly. See Item 4 below.

                  None of the Franklin Reporting Persons, the Oppenheimer Reporting Persons nor the Wynnefield Reporting Persons have any agreements or understandings between them relating to the acquisition, disposition, holding or voting of the Common Stock held by them and each expressly disclaims beneficial ownership for all purposes of the Common Stock held by the others. The Reporting Persons have filed this statement solely because they may be deemed to be a "group" for purposes of Regulation 13D-G under the Act as a result of their agreement to file and pursue the Lawsuit, however, the Franklin Reporting Persons, the Oppenheimer Reporting Persons and the Wynnefield Reporting Persons each disclaim membership in a "group" with the other Reporting Persons.


                   (1)     Franklin Reporting Persons.


                  (a), (b), (c) and (f). The Franklin Reporting Persons are Franklin Advisory Services, LLC ("FAS"), Franklin Resources, Inc. ("FRI"), Mr. Charles B. Johnson ("Charles Johnson") and Mr. Rupert H. Johnson, Jr. ("Rupert Johnson"). FAS is a Delaware limited liability company, and its principal business is acting as an investment advisor, registered with the U.S. Securities and Exchange Commission, to a number of the open-end investment companies in the Franklin Templeton Group of Funds. The address of FAS's principal business/principal office is One Parker Plaza, 9th Floor, Fort Lee, New Jersey 07024.


                  FAS is a limited liability company, the managing member and sole member of which is Franklin/Templeton Distributors, Inc., which is a wholly-owned subsidiary of FRI. FRI is a Delaware corporation and its principal business is acting as a diversified financial services holding company whose primary business is providing, through operating subsidiaries, management, administrative and distribution services to the open- and closed-end investment companies comprising the Franklin, Templeton and Mutual Series Funds, managed accounts and other investment products. Charles Johnson and Rupert Johnson each own in excess of 10% of the outstanding shares of common stock of FRI and are the principal shareholders of FRI. Charles Johnson, a United States citizen, is Chairman of the Board and a director of FRI. Rupert Johnson, a United States citizen, is Vice Chairman of the Board and a director of FRI. Rupert Johnson is also a Senior Vice President of FAS. The business address of FRI, Charles Johnson and Rupert Johnson is One Franklin Parkway, San Mateo, California 94403-1906.


                  The name, residence or business address, and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director and each controlling person, if any, of the Franklin Reporting Persons named above is set forth in Schedule A hereto. To the best knowledge of the Franklin Reporting Persons, each person listed on Schedule A is a United States citizen except where otherwise noted.


                  (d) and (e). During the last five years, none of the Franklin Reporting Persons nor, to the best of their knowledge, any person listed on Schedule A, have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                  (2)      Oppenheimer Reporting Persons.

                  (a), (b), (c) and (f). The Oppenheimer Reporting Persons are
P. Oppenheimer Investment Partnership, LP, a Delaware limited partnership ("Oppenheimer Investment"), and Oppenheimer-Close International, Ltd., a Bermuda limited liability mutual fund company ("Oppenheimer International"). Oppenheimer Investment and Oppenheimer International are each separate and distinct entities with different beneficial owners (whether designated as limited partners or stockholders).

                  Oppvest, LLC, a Delaware limited liability company ("Oppvest"), is the general partner of Oppenheimer Investment and the investment manager of Oppenheimer International. Philip V. Oppenheimer ("Philip V. Oppenheimer") and Michael W. Malafronte ("Michael Malafronte") are the managing members of Oppvest. Oppenheimer + Close, Inc., a New York corporation ("Oppenheimer + Close"), is a broker-dealer, registered under the Act, and an investment adviser, registered under the Investment Advisers Act of 1940, that maintains discretionary accounts on behalf of its customers, many of which own a small number of shares of the Common Stock. Philip V. Oppenheimer and Michael Malafronte are the controlling shareholders of Oppenheimer + Close. Philip V. Oppenheimer is the Chairman of Oppenheimer International. Philip V. Oppenheimer and Michael Malafronte are both citizens of the United States.

                  The business address of the Oppenheimer Reporting Persons, Oppvest, Oppenheimer + Close, Philip V. Oppenheimer and Michael Malafronte is 119 West 57th Street, Suite 1515, New York, New York 10019.

                  (d) and (e). During the last five years, none of the Oppenheimer Reporting Persons, Oppvest, Oppenheimer + Close, Philip V. Oppenheimer nor Michael Malafronte have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                  (3)      Wynnefield Reporting Persons.

                  (a), (b), (c) and (f). The Wynnefield Reporting Persons are Wynnefield Partners Small Cap Value, L.P. ("Wynnefield Partners"), Wynnefield Small Cap Value Offshore Fund, Ltd. ("Wynnefield Offshore"), Wynnefield Partners Small Cap Value, L.P. I ("Wynnefield Partners I"), Channell Partnership II L.P. ("Channell"), Wynnefield Capital Management, LLC ("WCM"), Wynnefield Capital, Inc. ("WCI"), Nelson Obus ("Nelson Obus") and Joshua Landes ("Joshua Landes"). The Wynnefield Reporting Persons are each separate and distinct entities with different beneficial owners (whether designated as limited partners or stockholders).

                  Wynnefield Partners and Wynnefield Partners I are each private investment companies organized as Delaware limited partnerships. WCM, a New York limited liability company, is the general partner of Wynnefield Partners and Wynnefield Partners I. Nelson Obus and Joshua Landes are the co-managing members of WCM and the principal executive officers of WCI, a private investment company organized under the laws of the Cayman Islands, the investment manager of Wynnefield Offshore. Nelson Obus is the general partner of Channell, a private investment company organized as a Delaware limited partnership. Nelson Obus and Joshua Landes are both citizens of the United States.

                  The business address of the Wynnefield Reporting Persons is 450 Seventh Avenue, Suite 509, New York, New York 10123.

                  (d) and (e). During the last five years, none of the Wynnefield Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

                  (1)      Franklin Reporting Persons.

                  The securities reported in this statement as directly beneficially owned by the Franklin Reporting Persons were acquired with funds of approximately $7,064,618 (including brokerage commissions). All such funds were provided from investment capital of FAS's respective advisory clients.

                  (2)      Oppenheimer Reporting Persons.

                  The securities reported in this statement as directly beneficially owned by the Oppenheimer Reporting Persons were acquired with funds of approximately $1,270,000 (including brokerage commissions). All such funds were provided from the working capital of the Oppenheimer Reporting Person who directly beneficially owns such securities.

                   (3)     Wynnefield Reporting Persons.

                  The securities reported in this statement as directly beneficially owned by the Wynnefield Reporting Persons were acquired with funds of approximately $1,201,727 (including brokerage commissions). All such funds were provided from the working capital or personal funds of the Wynnefield Reporting Person who directly beneficially owns such securities.


Item 4.           Purpose of Transaction.

                  On November 30, 2004, the Reporting Persons commenced the Lawsuit in the Delaware Court of Chancery and intend to pursue the Lawsuit jointly as class and derivative representatives. Each of the Reporting Persons who are named as plaintiffs in the Lawsuit have retained the law firm of Taylor & McNew LLP as their legal counsel in connection with the Lawsuit. Reference is made to the Complaint, a copy of which is attached hereto as Exhibit 1 and incorporated by reference in its entirety.

                  Each of the Reporting Persons acquired and holds the Common Stock beneficially owned by it for investment and not with the purpose or effect of changing or influencing control of the Issuer. Except as set forth in this statement, none of the Reporting Persons currently has any plans or proposals that relate to or that would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to
Schedule 13D. The Reporting Persons may in the future acquire additional Common Stock or other securities of the Issuer, in the open market, in privately-negotiated purchases or otherwise and may also, depending on then current circumstances, dispose of all or a portion of the Common Stock beneficially owned by them in one or more transactions. Additionally, the Reporting Persons reserve the right from time to time to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, to the extent deemed advisable by the Reporting Persons.


Item 5.           Interest in Securities of the Issuer.

                  The Reporting Persons may be deemed to beneficially own collectively an aggregate of 9,377 shares of Common Stock, representing 10.55% of the 88,898 shares of Common Stock outstanding as of November 12, 2004 (according to the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 filed with the SEC). The Franklin Reporting Persons, Oppenheimer Reporting Persons and Wynnefield Reporting Persons each expressly disclaims beneficial ownership for all purposes of the Common Stock held by each of the other Reporting Persons.


                  (1)      Franklin Reporting Persons.

                  (a) and (b) Franklin MicroCap Value Fund ("Franklin MicroCap"), one of the series comprising Franklin Value Investors Trust, an open-end investment company registered under the Investment Company Act of 1940 ("Franklin Value Investors Trust"), and Franklin Balance Sheet Investment Fund ("Franklin Balance Sheet"), also one of the series comprising Franklin Value Investors Trust, are both advisory clients of FAS. Franklin MicroCap is the beneficial owner of 2,342 shares of Common Stock representing approximately 2.63% of the outstanding shares of Common Stock. Franklin Balance Sheet is the beneficial owner of 4,240 shares of Common Stock representing approximately 4.77% of the outstanding shares of Common Stock.

                  Since FAS's advisory contracts with its clients grant FAS sole investment power and sole voting power over the securities owned by its advisory clients, FAS may be deemed to be the beneficial owner of all of the 6,582 shares of Common Stock, representing approximately 7.4% of the outstanding shares of Common Stock, owned by Franklin MicroCap and Franklin Balance Sheet.

                  FRI, Charles Johnson and Rupert Johnson may be deemed to be, for purposes of Rule 13d-3 under the Act, the beneficial owner of securities held by persons and entities advised by FRI subsidiaries. However, no investment advisory personnel of FRI subsidiaries other than FAS are involved in the investment management decisions of FAS. Moreover, FAS, FRI, Charles Johnson and Rupert Johnson each disclaim any economic interest or beneficial ownership in any of the securities covered by this statement owned by advisory clients of FRI subsidiaries.

                  Furthermore, FAS, FRI, Charles Johnson and Rupert Johnson are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Act and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities held by any of them or by any persons or entities advised by FRI subsidiaries.

                  (c) None of the Franklin Reporting Persons, nor, to the best of their knowledge, any person listed on Schedule A, have effected any transactions in the Common Stock during the 60-day period preceding the date this statement was filed.

                  (d) No person other than respective advisory clients of FAS has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the securities reported in this statement as directly beneficially owned by the Franklin Reporting Persons.

                  (e) Not applicable.

                  (2) Oppenheimer Reporting Persons.

                  (a) and (b) The Oppenheimer Reporting Persons are the beneficial owners of 1,594 shares of Common Stock representing 1.79% of the outstanding shares of Common Stock. Philip V. Oppenheimer and Michael Malafronte, by virtue of their status as managing members of Oppvest, may be deemed to have indirect beneficial ownership of the shares of Common Stock owned by the Oppenheimer Reporting Persons.

                  In addition, Philip V. Oppenheimer and Michael Malafronte are the direct beneficial owners of 21 and 2 shares, respectively, and are the executive officers and directors of Oppenheimer + Close, which maintains discretionary accounts on behalf of its customers holding 661 shares of the Common Stock. Oppenheimer + Close has the power to dispose and direct the disposition of the shares of Common Stock held in such discretionary accounts and may therefore be deemed to be a beneficial owner of such shares. Philip V. Oppenheimer and Michael Malafronte, by virtue of their status as executive officers and directors of Oppenheimer + Close, may be deemed to have indirect beneficial ownership of the shares of Common Stock held in discretionary accounts of Oppenheimer + Close. Therefore, Philip V. Oppenheimer, Michael Malafronte, the discretionary accounts of Oppenheimer + Close and the Oppenheimer Reporting Persons collectively are, or may be deemed to be, the beneficial owners of 2,278 shares of Common Stock representing 2.56% of the outstanding shares of Common Stock.

                  Philip V. Oppenheimer and Michael Malafronte, by virtue of their status as the managing members of Oppvest, have the power to vote or to direct the vote and the power to dispose and direct the disposition of the shares of Common Stock owned by each of the Oppenheimer Reporting Persons. Moreover, Philip V. Oppenheimer and Michael Malafronte, by virtue of their status as executive officers and directors of Oppenheimer + Close, have the power to dispose or direct the disposition of the shares of Common Stock held in discretionary accounts of Oppenheimer + Close. However, Philip V. Oppenheimer and Michael Malafronte disclaim beneficial ownership of such shares of Common Stock owned by the Oppenheimer Reporting Persons and Oppenheimer + Close, by virtue of their status as managing members of Oppvest, the general partner of Oppenheimer Investment, investment manager of Oppenheimer International, and executive officers and directors of Oppenheimer + Close, and disclaim membership in any "group" with respect to the shares of Common Stock for purposes of Sections 13(d) and 13(g) under the 1934 Act or for any other purpose under any other provision of the 1934 Act or the rules and regulations promulgated thereunder.

                  (c) None of the Oppenheimer Reporting Persons, Oppvest, Oppenheimer + Close, Philip V. Oppenheimer or Michael Malafronte have effected any transactions in the Common Stock during the 60-day period preceding the date this statement was filed.

                  (d) No person other than the Oppenheimer Reporting Persons, the discretionary accounts of Oppenheimer + Close, Philip V. Oppenheimer or Michael Malafronte has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the securities reported in this statement as directly beneficially owned by the Oppenheimer Reporting Persons, the discretionary accounts of Oppenheimer + Close, Philip V. Oppenheimer or Michael Malafronte.


                  (e) Not applicable.


                  (3) Wynnefield Reporting Persons.

                  (a) and (b). The Wynnefield Reporting Persons are the beneficial owners in the aggregate of 1,201 shares of Common Stock representing 1.35% of the outstanding shares of Common Stock.

                  Wynnefield Partners is the direct beneficial owner of 370 shares of Common Stock representing approximately 0.42% of the outstanding shares of Common Stock; Wynnefield Offshore is the direct beneficial owner of 330 shares of Common Stock representing approximately 0.37% of the outstanding Common Stock; Wynnefield Partners I is the direct beneficial owner of 460 shares of Common Stock representing approximately 0.52% of the outstanding shares of Common Stock; and Channell is the direct beneficial owner of 33 shares of Common Stock representing approximately 0.04% of the outstanding shares of Common Stock. Mr. Obus (on his own behalf and on behalf of members of his direct family) may be deemed to be the beneficial owner of eight shares of Common Stock, representing approximately .009% of the outstanding shares of Common stock. Mr. Obus disclaims beneficial ownership of six of the eight shares which are owned by his wife and as custodian for his minor children.

                  WCM is the sole general partner of Wynnefield Partners and Wynnefield Partners I and, accordingly, may be deemed to be the indirect beneficial owner of the shares of Common Stock that Wynnefield Partners and Wynnefield Partners I beneficially own. WCM has the sole power to direct the voting and disposition of the shares of Common Stock that Wynnefield Partners and Wynnefield Partners I beneficially own.

                  Nelson Obus and Joshua Landes are the co-managing members of WCM and, accordingly, each of Nelson Obus and Joshua Landes may be deemed to be the indirect beneficial owner of the shares of Common Stock that WCM may be deemed to beneficially own. Each of Nelson Obus and Joshua Landes, as a co-managing member of WCM, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCM may be deemed to beneficially own.

                  WCI is the sole investment manager of Wynnefield Offshore and, accordingly, may be deemed to be the indirect beneficial owner of the shares of Common Stock that Wynnefield Offshore beneficially owns. WCI, as the sole investment manager of Wynnefield Offshore, has the sole power to direct the voting and disposition of the shares of Common Stock that Wynnefield Offshore beneficially owns. Nelson Obus and Joshua Landes are the principal executive officers of WCI and, accordingly, each of Nelson Obus and Joshua Landes may be deemed to be the indirect beneficial owner of the shares of Common Stock that WCI may be deemed to beneficially own. Each of Nelson Obus and Joshua Landes, as a principal executive officer of WCI, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCI may be deemed to beneficially own.

                  (c) None of the Wynnefield Reporting Persons have effected any transactions in the Common Stock during the 60-day period preceding the date this statement was filed.

                  (d) No person other than the Wynnefield Reporting Person who is the direct beneficial owner of such securities has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the securities reported in this statement as directly beneficially owned by the Wynnefield Reporting Persons.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Other than as described in this statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or, to the best of their knowledge, any of the persons identified in response to Item 2, or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.           Material to be Filed as Exhibits.

Exhibit  1        Class Action and Derivative Complaint, filed November 30,
                  2004 in the Court of Chancery for the State of Delaware in and for New Castle County, by Franklin Balance Sheet Investment Fund, Franklin Microcap Value Fund, P. Oppenheimer Investment Partnership, LP, Oppenheimer-Close International, Ltd., Wynnefield Partners Smallcap Value LP I, Wynnefield Partners Smallcap Value LP, Wynnefield Smallcap Value Off-Shore Fund Ltd. and Channell Partnership II L.P.

Exhibit 2         Joint Filing Agreement, dated as of November 30, 2004.

Exhibit 3 Power of Attorney, appointing Barbara J. Green as attorney in fact of Charles B. Johnson.

Exhibit 4 Power of Attorney, appointing Barbara J. Green as attorney in fact of Rupert H. Johnson, Jr.

                                   SIGNATURES

                  After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated November 30, 2004

                           FRANKLIN ADVISORY SERVICES, LLC
                           FRANKLIN RESOURCES, INC.
                           CHARLES B. JOHNSON
                           RUPERT H. JOHNSON, JR.




                           /s/ Barbara J. Green
                           -------------------------------------------
                           By:  Barbara J. Green
                           Title: Secretary, Franklin/Templeton Distributors, Inc., the Managing Member of Franklin Advisory Services, LLC

                           Title: Vice President, Deputy General Counsel and Secretary, Franklin Resources, Inc.

                           Attorney-in-fact of Charles B. Johnson, pursuant to a power of attorney, attached hereto as Exhibit 3

                           Attorney-in-fact of Rupert H. Johnson, Jr., pursuant to a power of attorney, attached hereto as Exhibit 4

                  After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated November 30, 2004
                                    P. OPPENHEIMER INVESTMENT
                                    PARTNERSHIP, LP
                                    By: OPPVEST, LLC, its general partner

                                    /s/ Philip V. Oppenheimer
                                    ---------------------------------
                                    By:  Philip V. Oppenheimer
                                    Title:  Managing Member

                                    OPPHENHEIMER-CLOSE INTERNATIONAL, LTD.

                                    /s/ Philip V. Oppenheimer
                                    ---------------------------------
                                    By:  Philip V. Oppenheimer
                                    Title:  Chairman

                  After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated November 30, 2004    WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

                           /s/ Nelson Obus
                           -------------------------------------------
                           By:  Nelson Obus
                           Title:  Co-Managing Partner

                           WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I
                           By: WYNNEFIELD CAPITAL MANAGEMENT, LLC, its general partner

                           /s/ Nelson Obus
                           -------------------------------------------
                           By:  Nelson Obus
                           Title:  Co-Managing Member

                           WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.
                           By:  WYNNEFIELD CAPITAL, INC.

                           /s/ Nelson Obus
                           -------------------------------------------
                           By:  Nelson Obus
                           Title:  President

                           CHANNELL PARTNERSHIP II L.P.
                           By:  NELSON OBUS, its general partner

                           /s/ Nelson Obus
                           -------------------------------------------
                           By:  Nelson Obus
                           Title:  General Partner

                           WYNNEFIELD CAPITAL MANAGEMENT LLC

                           /s/ Nelson Obus
                           -------------------------------------------
                           By:  Nelson Obus
                           Title:  Co-Managing Member

                  After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated November 30, 2004
                                            WYNNEFIELD CAPITAL, INC.

                                            /s/ Nelson Obus
                                            --------------------------------
                                            By:  Nelson Obus
                                            Title:  President

                                            NELSON OBUS

                                            /s/ Nelson Obus
                                            --------------------------------
                                            By:  Nelson Obus, individually.

                                            JOSHUA LANDES

                                            /s/ Joshua Landes
                                            --------------------------------
                                            By:  Joshua Landes, individually.

                                   SCHEDULE A

                           FRANKLIN REPORTING PERSONS
                        DIRECTORS AND EXECUTIVE OFFICERS

                  Each of the individuals named below is a citizen of the United States with a principal business address as indicated below.

------------------------------------------------------------------------------------------------------------
Name                        Principal Occupation                           Residence or Business Address
------------------------------------------------------------------------------------------------------------
Penelope S. Alexander        Vice President, Human Resources - U.S., FRI   Franklin Resources, Inc.
                                                                           One Franklin Parkway
                                                                           San Mateo, CA 94403-1906

Bruce Baughman               Senior Vice President, FAS                    Franklin Advisory Services, LLC
                                                                           One Parker Plaza, 9th Floor
                                                                           Ft. Lee, NJ 07024

James R. Baio                Senior Vice President and Chief Financial     Franklin Resources, Inc.
                             Officer, FRI                                  One Franklin Parkway
                                                                           San Mateo, CA 94403-1906

Jennifer J. Bolt             Vice President, FRI                           Franklin Resources, Inc.
                                                                           One Franklin Parkway
                                                                           San Mateo, CA 94403-1906

Harmon E. Burns              Vice Chairman/Member--Office of the           Franklin Resources, Inc.
                             Chairman/Director, FRI                        One Franklin Parkway
                                                                           San Mateo, CA 94403-1906

Charles Crocker              Director, FRI                                 BEI Technologies, Inc.
                                                                           One Post Street, Suite 2500
                                                                           San Francisco, CA  94104

Martin L. Flanagan           Co-Chief Executive Officer/President, FRI;    Franklin Resources, Inc.
                             Chief Financial Officer, FAS                  One Franklin Parkway
                                                                           San Mateo, CA 94403-1906

Holly E. Gibson              Vice President, Corporate Communications,     Franklin Resources, Inc.
                             FRI                                           One Franklin Parkway
                                                                           San Mateo, CA 94403-1906

Barbara J. Green             Vice President, Deputy General Counsel and    Franklin Resources, Inc.
                             Secretary, FRI; Secretary, FAS                One Franklin Parkway
                                                                           San Mateo, CA 94403-1906

Donna S. Ikeda               Vice President--Human Resources               Franklin Resources, Inc.
                             International, FRI                            One Franklin Parkway
                                                                           San Mateo, CA 94403-1906

Robert D. Joffe              Director, FRI                                 Cravath, Swaine & Moore LLP
                                                                           Worldwide Plaza, 825 Eighth Ave.
                                                                           New York, NY  10019

Charles B. Johnson           Chairman of the Board/Member--Office of the   Franklin Resources, Inc.
                             Chairman/Director/Principal Shareholder, FRI  One Franklin Parkway
                                                                           San Mateo, CA 94403-1906

Gregory E. Johnson           Co-Chief Executive Officer/President, FRI     Franklin Resources, Inc.
                                                                           One Franklin Parkway
                                                                           San Mateo, CA 94403-1906

Rupert H. Johnson, Jr.       Vice Chairman/Member--Office of the           Franklin Resources, Inc.
                             Chairman/Director/Principal Shareholder,      One Franklin Parkway
                             FRI; Senior Vice President, FAS               San Mateo, CA 94403-1906

Thomas H. Kean               Director, FRI                                 Drew University
                                                                           36 Madison Avenue
                                                                           Madison, NJ 07940

Leslie M. Kratter            Senior Vice President/Assistant Secretary,    Franklin Resources, Inc.
                             FRI                                           One Franklin Parkway
                                                                           San Mateo, CA 94403-1906

Kenneth A. Lewis             Vice President & Treasurer, FRI               Franklin Resources, Inc.
                                                                           One Franklin Parkway
                                                                           San Mateo, CA 94403-1906

David H. Lui                 Chief Compliance Officer, FAS                 Franklin Resources, Inc.
                                                                           One Franklin Parkway
                                                                           San Mateo, CA 94403-1906

John M. Lusk                 Vice President, FRI                           Franklin Resources, Inc.
                                                                           One Franklin Parkway
                                                                           San Mateo, CA 94403-1906

William J. Lippman           President, FAS                                Franklin Advisory Services, LLC
                                                                           One Parker Plaza, 9th Floor
                                                                           Ft. Lee, NJ 07024

James A. McCarthy            Director, FRI; Private Investor               101 California Street, Suite 1400
                                                                           San Francisco, CA 94111

Margaret McGee               Vice President, FAS                           Franklin Advisory Services, LLC
                                                                           One Parker Plaza, 9th Floor
                                                                           Ft. Lee, NJ 07024

Chutta Ratnathicam           Director, FRI                                 CNF, Inc.
                                                                           3240 Hillview Avenue
                                                                           Palo Alto, CA 94304

Peter M. Sacerdote           Director, FRI; Limited Partner/Chair of       Goldman, Sachs & Co.
                             Investment Committee, Goldman, Sachs Group,   85 Broad Street
                             L.P., Investment Banking                      New York, NY 10004

Murray L. Simpson            Executive Vice President/General Counsel,     Franklin Resources, Inc.
                             FRI                                           One Franklin Parkway
                                                                           San Mateo, CA 94403-1906

Charles R. Sims              Vice President, FRI; Treasurer, FAS           Franklin Resources, Inc.
                                                                           One Franklin Parkway
                                                                           San Mateo, CA 94403-1906

Anne M. Tatlock              Vice Chairman/Member--Officer of the           Franklin Resources, Inc.
                             Chairman/Director, FRI                        One Franklin Parkway
                                                                           San Mateo, CA 94403-1906

Donald Taylor                Senior Vice President, FAS                    Franklin Advisory Services, LLC
                                                                           One Parker Plaza, 9th Floor
                                                                           Ft. Lee, NJ 07024

Louis E. Woodworth           Director, FRI; Private Investor/President,    Alpine Corp.
                             Alpine Corp.                                  1505 7th Avenue
                                                                           Seattle, WA 98119